UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               WAVE SYSTEMS CORP.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   943526 10 3
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  943526 10 3

--------------------------------------------------------------------------------
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   John E. Bagalay, Jr.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) [  ]
            (b) [  ]

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 4   CITIZEN OR PLACE OF ORGANIZATION

                   United States

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                            5    SOLE VOTING POWER

                                        38,000

        NUMBER OF
                            ----------------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                     None
                            ----------------------------------------------------

      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                       38,000
                            ----------------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                         None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            38,000

--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

ITEM 1.        (a)   Name of Issuer:

                     Wave Systems Corp.

               (b)   Address of Issuer's Principal Executive Offices:

                     480 Pleasant Street
                     Lee, Massachusetts  01238

ITEM 2.        (a)   Name of Person Filing:

                     John E. Bagalay, Jr.

               (b)   Address of Principal Business Office:

                     Community Technology Fund
                     147 Bay State Road
                     Boston, Massachussetts  02215

               (c)   Citizenship:

                     United States

               (d)   Title of Class of Securities:

                     Class A Common Stock, par value $.01 per share

                     ("Class A Common Stock")

               (e)   CUSIP Number:

                     943526 10 3

ITEM 3.       If this  Statement  is filed  pursuant to Rules  13d-1(b) or
               13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

ITEM 4.       Ownership

                    (a) As of December 31, 1998, the reporting person beneficially owned 38,000 shares of Class A Common Stock. Of such amount, 4,000 shares are shares of Class A Common Stock, and 34,000 shares represent shares of Class A Common Stock issuable upon the exercise of options presently exercisable or exercisable within 60 days.

                    (b) The reporting person's Class A Common Stock ownership as of December 31, 1998 represented 0.1% of the outstanding Class A Common Stock based upon the outstanding share figure as of that date.

                    (c) The reporting person has sole power to vote and to dispose of 38,000 shares of Class A Common Stock.

ITEM 5.       Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (x).

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.

ITEM 9.       Notice of Dissolution of Group

              Not applicable.

ITEM 10.      Certification

              Not applicable.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 1999
                                                /s/ John E. Bagalay, Jr.
                                                    --------------------
                                                    John E. Bagalay, Jr.